Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas New York, NY 10019 o: 212.999.5800 f: 212.999.5801

August 10, 2022

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Brigitte Lippmann
Austin Wood
Isaac Esquivel
Eric McPhee

Re:	Plutonian Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted July 6, 2022
CIK No. 0001929231

Ladies and Gentlemen:

On behalf of our client, Plutonian Acquisition Corp. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated July 13, 2022, relating to the above-referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Amended S-1”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the original Registration Statement submitted on July 6, 2022), all page references herein correspond to the page of Amended S-1.

Amendment No.1 to Draft Registration Statement on Form S-1 Submitted July 6, 2022
Cover Page

1.	We note your response to comment 2. Please provide a description of how cash is currently transferred through your organization; for example, with respect to your organizational activities

In response to the Staff’s comment, the requested disclosures have been added on Cover Page of the Amended S-1.

Enforcement of Civil Liabilities, page 6

2.	We note your response to comment 4. In your revised disclosure, please delete the words “for example” and identify each director and officer residing outside the United States and provide their place of residence. Also provide this disclosure in the risk factor on page 69 and in the Enforcement of Civil Liabilities section on page 105.

In response to the Staff’s comment, the requested disclosures have been made to the Prospectus Summary under the subheading “Enforcement of Civil Liabilities” on page 6, the risk factors on page 71, and Enforcement of Civil Liabilities on page 107 of the Amended S-1.

Potential Approvals from the PRC Governmental Authorities for this Offering and Searching for a Target Company, page 9

3.	We note your response to comment 5. Please also describe the consequences to you and your investors if you or your officers and directors: (i) do not receive or maintain such permissions or approvals or (ii) inadvertently conclude that such permissions or approvals are not required.

In response to the Staff’s comment, the requested disclosures have been made on page 9 and page 61 of the Amended S-1.

Risks Associated with Acquiring and Operating a Target Business with its Primary Operation in China, page 28

4.	We note your response to comment 7. Please revise your summary risk factors to include the heading of the corresponding risk factor.

In response to the Staff’s comment, the requested disclosures have been added on page 28 of the Amended S-1.

Principal Stockholders, page 106

5.	In the footnotes to the table, please disclose the address of Plutonian Investments LLC. See Item 403(a) of Regulation S-K.

In response to the Staff’s comment, the Company has added the requested disclosures on page 108 of the Amended S-1.

Risks Associated with Acquiring and Operating a Target Business with its Primary Operation in China, page 28

6.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

In response to the Staff’s comment, the Company has revised the filing to add the risk factor under the subheading “We may not be able to complete an initial business combination with a U.S. target company since such initial business combination may be subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited” on page 57 of the Amended S-1.

Please direct any questions regarding the Company’s responses or the Amended S-1 to me at (212) 497-7747.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Sally Yin
Sally Yin

cc:	James Xigui Zheng, Plutonian Acquisition Corp.
Chris F. Fennell, Wilson Sonsini Goodrich & Rosati, P.C.

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